Securities and Exchange Commission
Mail Stop 3720
CF/AD11
100 F St. NE
Washington, DC 20549-3561

March 19, 2007

Mr. Michael D. Lister
President and Chief Executive Officer
Jackson Hewitt Tax Service, Inc.
3 Sylvan Way
Parsippany, New Jersey, 07054

> **Re**: **Jackson Hewitt Tax Service, Inc.**
> **Form 10-K for Fiscal Year Ended April 30, 2006**
> **Filed July 14, 2006**
>
> **Forms 10-Q for Fiscal Quarter Ended January 31, 2007**
> **File No. 1-32215**

Dear Mr. Lister:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K
Financial Statements
Notes to Consolidated Financial Statements
Consolidation Policy, page 54

1.   Addressing FIN 46R tell us in detail how you determined that the franchisees are variable interest entities and how you concluded that you are not the primary beneficiary under the franchise agreements.

8. Development Advances, Net, page 61

2.   We note that you provide development advances in the form of promissory notes to acquired independent tax practices and that these advances are typically forgivable over a ten-year period. What are the performance standards that the franchisees need to achieve for you to forgive the promissory note? Also, tell us how you account for these receivables and their related amortization including the methodology to assess the recoverability of unamortized balances. Please refer to all pertinent authoritative accounting literature in your response.

Form 10-Q for October 31, 2006
Managements, Discussion and Analysis
Results of Operations
Total Revenues, page 22

3.   Explain to us in reasonable detail why it is appropriate to recognize the Gold Guarantee financial product fees ratably over the product's 36 month life. Describe the terms of this program and how you report these revenues in your results of operations. Please refer to all pertinent authoritative accounting literature in your response.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director